U.S. Securities and Exchange Commission

Washington, DC 20549

Amended Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Amazon.com, Inc.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, Teachers’ Retirement System of The City of New York, New York City Police Pension Fund, and the New York City Fire Pension Fund

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Text of May 19, 2022 email to Comptroller constituent mailing list
•	Attachment 2: Text of post from the New York City Comptroller Twitter Account

Attachment 1: Text of May 19, 2022 email to Comptroller constituent mailing list

SUBJECT: Less than a week to #DeliverAccountability at Amazon

Dear New Yorkers,

Last month, we launched our campaign for shareholders to #DeliverAccountability at Amazon—and the momentum is growing.

Amazon’s board has not stepped up to bring accountability and oversight that the company needs over workforce issues, and reports about worker injury rates, high turnover, and violations of freedom of association rights continue.

Now, Glass Lewis, one of the leading proxy advisory firms, recommends that Amazon shareholders vote against the re-election of Board Director Judith McGrath, who chairs the Leadership Development and Compensation Committee, at the company’s May 25th, 2022 annual meeting. In their report, Glass Lewis says the board has not appropriately addressed shareholder concerns about workplace conditions and worker safety.

On May 25th, shareholders will vote on Amazon’s board of directors and a series of shareholder resolutions including ones calling for more oversight and transparency around issues of equity and safety in the workplace.

The five NYC Retirement Funds joined State Comptroller Tom DiNapoli and Illinois State Treasurer Michael Frerichs to urge Amazon shareholders to VOTE AGAINST the re-election of two board members responsible for this oversight.

Join the campaign to #DeliverAccountability by voting against or urging shareholders to vote against Amazon directors responsible for workforce oversight.

Amazon is the second largest employer in the United States. The well-being of its workforce has a significant impact on its 1.6 million workers, the long-term success of the company—and on New York City’s pension funds, which own $1.9 billion of Amazon stock.

We have until May 25th to #DeliverAccountability at Amazon. Learn more about how you can take part in the campaign: deliveraccountability.com

With hope,

Brad

Attachment 2: Text of tweet sent from the New York City Comptroller Twitter Account (https://twitter.com/NYCComptroller)

Text of tweet posted on May 23, 2022 (https://twitter.com/nyccomptroller/status/1528824066483924992?s=21&t=HvtQPi_VYdfyDtozGVwPcA)

Amazon’s failure to do right by their workers has a profound impact across industries. Thrilled to have joined @jwnational ahead of Amazon’s annual meeting to urge shareholders to VOTE AGAINST the re-election of directors Huttenlocher & McGrath and #DeliverAccountability.